2101 - 885 West Georgia Street Vancouver, B.C. Canada V6C 3E8 Tel: +1 604 689 78 42 Fax: +1 604 689 42 50	Hovslagargatan 5 SE-111 48 Stockholm, Sweden Tel: +46 8 545 074 70 Fax: +46 8 545 074 71

NEWS RELEASE

Lundin Mining to Report Preliminary Q4 2007 Results Thursday February 28, 2008.

Telephone Conference to be held on February 28 at 11:30 AM Eastern Standard Time (EST), 17:30 Central European Time (CET), 08:30 AM Pacific Standard Time (PST).

February 26, 2008 (TSX: LUN; OMX: LUMI; NYSE: LMC) Lundin Mining Corporation ("Lundin Mining" or the "Company") announces that preliminary results for the fourth quarter of 2007 will be published February 28, 2008.

The report will be published at approximately 15:30 CET (09:30 EST, 06:30 PST) February 28, 2008.

The Company will also hold a telephone conference with an interactive presentation at 17:30 CET (11:30 AM EST, 08:30 AM PST) on February 28, 2008.

Please call in 5 minutes before the conference starts and stay on the line (an operator will be available to assist you).

Confirmation code: 8369204

Toll-free call-in number for the conference call (North America): +1-888 935 4577
Call-in number for the conference call (North America): +1 718 354 1388
Call-in number for the conference call (Europe): +46 (0)8 5352 6407

To take part in the interactive presentation, please log on using this direct link:
http://www.livemeeting.com/cc/premconfeurope/join?id=8369204&role=attend&pw=pw2358

Or visit the website www.euvisioncast.com and login using the following:
Meeting ID: 8369204
Meeting Password: pw2358

The presentation slideshow will be available in PDF format for download from the Lundin Mining website www.lundinmining.com on February 28, 2008.

A replay of the telephone conference will be available approximately one hour after the completion of the conference and until March 5, 2008.

Replay number in Europe is: +46-8-5876 9441
North America, Toll-free: +1-866-239 0765
North America, local: +1-718-354 1112
To access the recording, please enter access code: 8369204#

For further information, please contact:

Catarina Ihre, Manager Investor Relations: +46-706-07 92 63
Sophia Shane, Investor Relations, North America: +1-604-689 7842